Exhibit 99.8

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

November 7, 2013	NR 23 - 2013

Avrupa announces continuation of drilling at Alvalade JV, Portugal

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Antofogasta approves next stage of drilling

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3,500 meters of drilling in Q1, 2014.

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Three licenses combined and time extended.

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to report that funding and general planning for the next phase of diamond drilling at the Alvalade JV copper project in Portugal has been approved by its partner, a wholly owned subsidiary of Antofagasta plc (“Antofagasta”).

Drilling of some 3,500 meters will begin in mid-January 2014 and will focus on:  1) identifying new targets lying under consolidated Tertiary rock cover; and 2) following-up on previous and ongoing work in the Monte de Bela Vista and Monte de Bela Vista West target areas.  In addition, a 2,500-sample soil program will be completed in the target areas between Monte de Bela Vista West and the Caveira Mine.  The costs of these programs will be funded by Antofagasta as part of their earn-in agreement.

The government of Portugal has also approved the amalgamation of the three exploration licenses contained in the Alvalade JV into a single exploration license.  The new Alvalade license was issued on October 31, 2013, and has been granted until December 31, 2016. No land reductions are required during this time frame, and the license may be renewed for up to two one-year periods, with a 50% land reduction upon each renewal. The total area of the license is approximately 902 square kilometers.  The new license covers four prospective mineral trends:  the Neves Corvo Belt, the Aljustrel Belt, the São Domingões (Northern) Belt, and the newly emerging Santa Margarida da Serra Belt.  Two large copper-zinc mines, Neves Corvo and Aljustrel, are presently operating close to the Avrupa license.

Paul W. Kuhn, President and CEO of Avrupa, commented, “The granting of the license amalgamation and extension of the validity of the exploration rights by the Portuguese government has paved the way for Antofagasta to approve funding for a new drilling program.  We will concentrate our next program in target areas along the Neves Corvo trend.  Continued improvement of our understanding of the geological and structural aspects of our target areas is leading to new possibilities along all four mineral belts.”

Antofagasta plc is listed on the London Stock Exchange, is a constituent of the FTSE-100 Index, and has significant mining interests in Chile.  Antofagasta plc operates four copper mines: Los Pelambres, Esperanza, El Tesoro and Michilla.  Total production in 2012 was 709,600 tonnes of copper, 12,200 tonnes of molybdenum and 299,900 ounces of gold.  Antofagasta plc also has exploration, evaluation and/or feasibility programs in North America, Latin America, Europe, Asia, Australia and Africa.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 15 exploration licenses in three European countries, including 9 in Portugal covering 2,980 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures in Portugal, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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The Arga JV, also with Blackheath Resources, covering one license located adjacent to the Covas JV, for intrusion-related Au-W deposits.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.